MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

March 27, 2009

VIA Facsimile and EDGAR Correspondence

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2009
File No. 001-03157

Dear Mr. Reynolds:

On behalf of International Paper Company (the “Company”), I am responding to a comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter dated March 26, 2009 (the “Comment Letter”) relating to the above-captioned Preliminary Proxy Statement.

To facilitate your review, I have reproduced below the text of the Comment Letter. Our response immediately follows.

Question and Company Response:

Question 1. We note the statement in your response letter dated July 22, 2008 regarding disclosure of the targeted improvement for “employee engagement.” We also note that you do not disclose the employee engagement targets on page 47, where you indicate that 30% of your MIP awards are based upon individual performance, including “employee engagement.” Please explain to us why you believe the employee engagement targets for the previous fiscal year are not required disclosure under Item 402 of Regulation S-K.

As described in our July 22, 2008, correspondence to the Staff referenced above, the Company utilized the Q12 survey developed by Gallup Consulting® as one performance metric to determine the award pool for the 2007 Management Incentive Plan (“MIP”). In

Mr. John Reynolds

March 27, 2009

our June 23, 2008, correspondence to the Staff, we provided the 2007 employee engagement target based on the Q12 survey utilized for our 2007 MIP. However, as described on page 47 of our Preliminary Proxy Statement filed March 23, 2009, the Company did not utilize employee engagement as a performance metric to determine the award pool for our 2008 MIP. Rather, in 2008, Company performance was evaluated exclusively on financial results. The target and weighting of each performance metric for the 2008 MIP award pool are set forth in the table titled “2008 MIP Performance Metrics & Objectives” on page 47.

We state further on page 47 of our Preliminary Proxy Statement that, in 2008, certain non-financial metrics, such as workforce diversity and employee engagement, were incorporated into the pre-established individual objectives of our executive officers and vice presidents. As described on page 44 of our Preliminary Proxy Statement, individual objectives are established for each executive officer and vice president based on quantitative and qualitative goals. The individual objectives of our NEOs are set forth on pages 44-45 of our Preliminary Proxy Statement. No quantitative employee engagement target was utilized as an individual objective in 2008 for any NEO. Employee engagement may have been an individual objective for certain other officers, depending on the needs of a particular staff group or business unit. However, to the extent this objective was utilized in part to determine an officer’s 2008 MIP award, it would be based on a subjective evaluation of achieving improved employee engagement by the officer’s manager, and would not be based on a quantitative engagement target in 2008.

We hope that this addresses your inquiry. We would be glad to provide any additional information required.

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In addition to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. John Reynolds

March 27, 2009

Sincerely,

Maura A. Smith

Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci
Jerry N. Carter
William G. Walter